

August 17, 2023

Danny Sheng Wu Yeung
Chief Executive Officer
Prenetics Global Ltd
Unit 701-706, K11 Atelier King's Road
728 King's Road, Quarry Bay
Hong Kong

   Re: Prenetics Global Ltd
    Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022
    Response dated August 7, 2023
    File No. 001-41401

Dear Danny Sheng Wu Yeung:

  We have reviewed your August 7, 2023, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2023, letter.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022

General

1. We note your response to prior comment 2. We reissue in part. Please expand this disclosure in Part I. Item 3. Key Information, before section B, to disclose an investor's ability to effect service of process within the U.S. on your or your officers or directors; enforce judgments obtained in U.S. courts against foreign persons based upon the civil liability provisions of the U.S. Federal securities laws and enforce, in an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. Federal securities laws; and an investor's ability to bring an original action in an appropriate foreign court to enforce liabilities against you or your officers or directors based upon the U.S. Federal securities laws.

      You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jonathan Stone, Esq.